Exhibit 99.1

SUPPLEMENTAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supplements the discussion contained in the applicable prospectus under the heading “Material U.S. Federal Income Tax Considerations” and supersedes such discussion to the extent inconsistent with such discussion.

Because the following discussion is a summary which, in conjunction with the discussion contained under the heading “Material U.S. Federal Income Tax Considerations” in the applicable prospectus, is intended to address only material U.S. federal income tax consequences relating to the ownership and disposition of our securities that will apply to all holders, it may not contain all the information which may be important to you. As you review this discussion, you should keep in mind the following:

•	the tax consequences to you may vary depending on your particular tax situation;

•

special rules not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. holder, a trust, an estate, a regulated investment company, a financial institution, an insurance company, or otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended, or the “Code”;

•	this summary does not address state, local, or non-U.S. tax considerations;

•	this summary deals only with investors that hold securities as “capital assets,” within the meaning of Section 1221 of the Code; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of the securities on your tax situation, including any state, local, or non-U.S. tax consequences.

The information in this section is based on the current Code, current, temporary, and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service except with respect to the taxpayer to which they are addressed, and existing court decisions. Future legislation, regulations, administrative interpretations, and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. We have not requested and do not plan to request any rulings from the Internal Revenue Service concerning the matters discussed in the following discussion. It is possible the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and a court could agree with the Internal Revenue Service.

The following section supersedes and replaces the disclosure in the applicable prospectus under the heading “Material U.S. Federal Income Tax Considerations—Taxation of Non-U.S. Holders of Our Common Stock—Disposition of Our Common Stock.”

Disposition of Our Common Stock

Subject to the discussion below regarding dispositions by “qualified shareholders” and “qualified foreign pension funds,” non-U.S. holders could incur tax under FIRPTA with respect to gain realized upon a disposition of our common stock if we are a U.S. real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are USRPI, then the REIT will be a U.S. real property holding corporation. We anticipate that we will be a U.S. real property holding corporation based on the composition of our assets. However, even if we are a U.S. real property holding corporation, a non-U.S. holder generally would not incur tax under FIRPTA on gain from the sale of our common stock if the “regularly traded” exception described below applies or if we are a “domestically controlled qualified investment entity.”

A “domestically controlled qualified investment entity” includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. persons. Because our common stock is publicly traded, no assurance can be given that we are or will be a domestically controlled qualified investment entity, although a favorable presumption applies in the case of holders of less than 5% of our common stock for whom we do not have actual knowledge of non-U.S. person status. Final Treasury Regulations that are effective as of April 25, 2024 (the “Final Regulations”), modify prior tax guidance relating to the manner in which we determine whether we are a domestically controlled REIT. The Final Regulations provide a look-through rule for our stockholders that are non-publicly traded partnerships, non-public REITs, non-public regulated investment companies, or non-public domestic C corporations owned more than 50% directly or indirectly by foreign persons (“foreign-controlled domestic corporations”) and treat “qualified foreign pension funds” as foreign persons. The look-through rule in the Final Regulations applicable to foreign-controlled domestic corporations will not apply to a REIT for a period of up to ten years if it is able to satisfy certain requirements, including not undergoing a significant change in its ownership and not acquiring a significant amount of new USRPIs, in each case since April 24, 2024, the date the Final Regulations were issued. If a REIT fails to satisfy such requirements during the ten-year period, then the look-through rule in the Final Regulations applicable to foreign-controlled domestic corporations will apply to such REIT beginning on the day immediately following the date of such failure. While we cannot predict when we will commence being subject to such look-through rule in the Final Regulations, we may not be able to satisfy the applicable requirements for the duration of the ten-year period. Prospective investors are urged to consult with their tax advisors regarding the application and impact of these rules. No assurance can be given that we are, or will continue to be, a domestically controlled REIT under the Final Regulations.

Regardless of whether we are a domestically controlled qualified investment entity, so long as our common stock is regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available with respect to our common stock. Under that exception, the gain from such a sale by such a non-U.S. holder will not be subject to tax under FIRPTA if (1) our common stock is treated as being regularly traded on an established securities market under applicable Treasury Regulations and (2) the non-U.S. holder owned, actually or constructively, 10% or less of our common stock during a specified testing period.

In addition, a sale of our common stock by a “qualified shareholder” or a “qualified foreign pension fund” who holds our common stock directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income tax under FIRPTA. However, while a “qualified shareholder” will not be subject to FIRPTA withholding on a sale of our common stock, non-U.S. persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor) and hold more than 10% of our common stock, either through the “qualified shareholder” or otherwise, will still be subject to FIRPTA withholding.

If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. holder would be taxed on that gain in the same manner as U.S. holders, subject to the alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Finally, if we are not a domestically controlled qualified investment entity at the time our common stock is sold and the non-U.S. holder does not qualify for the exemptions described in the preceding paragraph, under FIRPTA the purchaser of our common stock also may be required to withhold 15% of the purchase price and remit this amount to the IRS on behalf of the non-U.S. holder.

With respect to individual non-U.S. holders, even if not subject to FIRPTA, capital gains recognized from the sale of our common stock will be taxable to such non-U.S. holder if he or she is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and some other conditions apply, in which case the non-resident alien individual may be subject to a U.S. federal income tax on his or her U.S. source capital gain.